                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        Information to be included in Statements filed pursuant to Rules
         13d-1(b), (c) and (d) and amendments thereto filed pursuant to
                                  Rule 13d-2(b)


                                (Amendment No. 1)


                     Telesystem International Wireless Inc..
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    879946606
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                                 (CUSIP Number)


                                December 5, 2005
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             (Date of Event That Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


/x/  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/ /  Rule 13d-1(d)

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1.   Names of Reporting Persons and I.R.S. Identification No.

     UBS AG (for the benefit and on behalf of UBS Investment Bank and Wealth Management USA, business groups of UBS AG (See Item 7))

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2.   Check the Appropriate Box if a Member of a Group

       (a) .............................................................. [ ]
       (b) .............................................................. [ ]

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3.   SEC USE ONLY

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4.   Citizenship or Place of Organization

     Switzerland
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       Number of
       Shares
       Beneficially               5.   Sole Voting Power ........... 36,505,721
       Owned by                   6.   Shared Voting Power ......... 0
       Each                       7.   Sole Dispositive Power ...... 36,505,721
       Reporting                  8.   Shared Dispositive Power .... 0
       Person
       With:

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     36,505,721
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10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares / /

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11.  Percent of Class Represented by Amount in Row 9

     16.36%
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12.  Type of Reporting Person

     BK
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Item 1(a) Name of Issuer

Telesystem International Wireless Inc.
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Item 1(b) Address of Issuer's Principal Executive Offices:

1250 Rene-Levesque Boulevard West
38th Floor
Montreal, Quebec
H3B 4W8
Canada
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Item 2(a) Name of Person Filing:

UBS AG
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Item 2(b) Address of Principal Business Office:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
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Item 2(c) Citizenship:

Switzerland
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Item 2(d) Title of Class of Securities

Common Stock
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Item 2(e) CUSIP Number:

879946606
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Item 3.  Type of Person Filing:

     UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

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Item 4 (a)-(c)(iv).  Ownership:

Items 5-11 of the cover pages are incorporated by reference.

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Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable
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Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

     This statement on Schedule 13G is being filed by UBS AG on behalf of itself and the subsidiaries listed below. The securities being reported on by UBS AG were acquired directly by UBS AG directly and certain of such subsidiaries.

UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A UBS Warburg Corretora de Cambio e Valores Mobiliarios S.A. UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV

UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP UBS Capital Latin America LDC UBS Securities France SA UBS AG Canada Branch UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico UBS Americas Inc UBS Financial Services Inc.

Item 8.  Identification and Classification of Members of the Group

Not Applicable
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Item 9 Notice of Dissolution of Group:

Not Applicable
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Item 10.  Certification:

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            By:  /s/ Per Dyrvik
                                                 -----------------
                                                 Per Dyrvik
                                                 Managing Director



                                            By:  /s/ Teresa Ressel
                                                 -----------------
                                                 Teresa Ressel
                                                 Managing Director



  Date: January 10, 2006